Exhibit 1

For Immediate Release	1 October 2010

WPP plc ("WPP")

Voting rights and Capital 30 September 2010

WPP confirms that its capital consists of 1,260,353,811 ordinary shares with voting rights.

WPP holds 2,186,346 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,258,167,465

The figure of 1,258,167,465 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA's Disclosure and Transparency Rules.

Contact:
Feona McEwan, WPP	+44 (0)207 408 2204